Exhibit 99.1

NeoGames Announces CFO Transition

June 27, 2023: NeoGames S.A. (Nasdaq: NGMS) (“NeoGames” or the “Company”), a technology-driven provider of end-to-end iLottery and iGaming solutions, announced today the appointment of Motti Gil as Chief Financial Officer, effective August 1, 2023, subject to certain regulatory approvals.  Mr. Gil will succeed Raviv Adler who is stepping down effective July 31, 2023 to pursue another opportunity.  In the interim, Mr. Gil and Mr. Adler will be working closely to ensure a seamless transition.

Mr. Gil is a seasoned executive, who brings over 20 years of global financial and operational experience to the position.  Since 2016, he has served as the CFO of Aspire Global, including five years as a publicly listed company, prior to its acquisition by NeoGames.  Prior to joining Aspire, he spent seven years as the CFO of GoNet Systems, a wireless technology company which followed positions as a finance executive and controller in the telecom technology industry, in private and publicly listed companies.  Mr. Gil began his career with Ernst & Young.

Moti Malul, CEO of NeoGames comment, “Motti Gil has been with the Company for seven years with much of that time spent as the CFO of the publicly-listed Aspire Global Group prior to the merger last year.  He has continually demonstrated exceptional financial acumen and leadership skills throughout his tenure. He remains instrumental in overseeing critical financial operations and has strong relationships with key stakeholders. Motti is the ideal candidate to step into this role at this time.”

Mr. Malul also expressed his utmost gratitude and sincere appreciation for Mr. Adler's contributions, "We cannot overstate the immense impact Raviv has had on NeoGames' success. His unwavering dedication, strategic insights, and exceptional leadership have been instrumental in shaping our Company and in delivering value for our shareholders. We are genuinely thrilled for Raviv as he embarks upon a new opportunity, and wish him all the best in his future endeavors."

About NeoGames

NeoGames is a technology-driven innovator and a global leader of iLottery and iGaming solutions and services for regulated lotteries and gaming operators. The Company offers its customers a full-service suite of solutions, including proprietary technology platforms, two dedicated game studios with an extensive portfolio of engaging games – one in lottery and one in casino games, and a range of value-added services. The recent strategic acquisition of Aspire Global Group enables NeoGames to offer the most comprehensive portfolio across iLottery, an innovative sports betting platform from BtoBet, an advanced content aggregation solution from Pariplay, and a complete set of B2B Gaming tech and Managed Services. NeoGames remains an instrumental partner to its customers worldwide, as it works to maximize their revenue potential through various offerings, including regulation and compliance, payment processing, risk management, player relationship management, and player value optimization. NeoGames strives to be the long-term partner of choice for its customers, empowering them to deliver enjoyable and profitable programs to their players, generate more revenue, and maximize proceeds to governments and good causes.

Forward-looking statement:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based upon current plans, estimates and expectations of management that are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “may,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and similar expressions or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. All statements, other than statements of historical fact, including statements regarding the CFO transition plans, are forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors including, without limitation the risk factors set forth in Item 3.D. “Key Information- Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on April 28, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Contacts
Investor Contact:
ir@neogames.com
Media Relations:
pr@neogames.com